ECOPETROL S.A. DISCLOSES MINORITY SHAREHOLDER AGREEMENT

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announces that the representatives of its minority shareholders have submitted a “Shareholder Agreement,” signed by representatives of seven Colombian pension and retirement funds, in which they have agreed to nominate Mr. Roberto Steiner Sampedro as independent member of the Company’s Board of Directors. Mr. Steiner has been an independent member of the Board of Directors of Ecopetrol since October 2011.

Pursuant to the Majority Shareholder Declaration, Mr. Steiner will be included under the ninth item of the ballot that will be submitted for consideration to General Shareholder Assembly by the Ministry of Finance and Public Credit.

Bogota, February 6, 2013

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.